SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Restore Medical, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

76128C100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)
_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 76128C100	Page 2 of 6 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GE Asset Management Incorporated, as Investment Adviser to certain entities and accounts I.R.S. #06-1238874
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER None
7. SOLE DISPOSITIVE POWER. 0
8. SHARED DISPOSITIVE POWER. None
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12. TYPE OF REPORTING PERSON* IA, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 76128C100	Page 3 of 6 Pages

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. #14-0689340
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER None
7. SOLE DISPOSITIVE POWER. 0
8. SHARED DISPOSITIVE POWER. None
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12. TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

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INTRODUCTORY NOTE:  This Amendment No. 1 amends the Statement on Schedule 13G filed on behalf of General Electric Company, a New York corporation ("GE") and GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM", and together with GE, the “Reporting Persons”), on February 13, 2008 (as amended, the "Schedule 13G").  This Amendment No. 1 is filed on behalf of the Reporting Persons.  GEAM is a registered investment adviser and acts as Investment Adviser to certain entities and accounts.  GEAM may previously have been deemed to be the beneficial owner of 872,069 shares of Common Stock of Restore Medical, Inc. owned by such other entities and accounts.  GEAM and GE expressly disclaim that they are members of a "group."

Item 4	Ownership

	GEAM	GE

(a) Amount beneficially owned	0	0

(b) Percent of class	0.00%	0.00%

(c) No. of shares to which person has
(i) sole power to vote or direct the vote	0	0
(ii) shared power to vote or direct the vote	None	None
(iii) sole power to dispose or to direct disposition	0	0
(iv) shared power to dispose or to direct disposition	None	None

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                    February 13, 2009

GE ASSET MANAGEMENT INCORPORATED

By:  /s/ Michael M. Pastore
Name:  Michael M. Pastore
Title:  Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:  /s/ James W. Ireland III
Name:  James W. Ireland III
Title: Vice President

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Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Restore Medical, Inc. is being filed on behalf of each of the undersigned.

Dated:        February 13, 2009

GE ASSET MANAGEMENT INCORPORATED

By:  /s/ Michael M. Pastore
Name:  Michael M. Pastore
Title:  Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:  /s/ James W. Ireland III
Name:  James W. Ireland III
Title: Vice President

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